United States securities and exchange commission logo





                             November 6, 2020

       Jan Goetgeluk
       Chief Executive Officer
       Virtuix Holdings Inc.
       1826 Kramer Lane, Suite H
       Austin, TX 78758

                                                        Re: Virtuix Holdings
Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 23,
2020
                                                            File No. 024-11309

       Dear Mr. Goetgeluk:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

       Amendment No. 2 to the Offering Statement on Form 1-A

       Cover Page

   1. Please revise the cover page to disclose the amount of the transaction fee that investors will pay to SeedInvest
when they purchase the Series A-2 Preferred shares being offered through the SeedInvest
online platform. Disclose how an investor can purchase shares without paying the
transaction fee. Disclose the offering price per share of Securities A-2
                                                        Preferred Stock both
with and without the transaction fee. Confirm that the transaction fee will be included in
the aggregate purchase price paid by an investor when calculating the maximum amount
non-accredited investors may invest under Rule 251(d)(2)(i)(C).
                                                        Provide similar
disclosure in the Plan of Distribution section.
 Jan Goetgeluk
Virtuix Holdings Inc.
November 6, 2020
Page 2
Dilution, page 15

2. We note from your disclosure on page 8 that certain subordinated convertible promissory notes will convert into the Series A-2 Preferred Stock if the company raises $1,000,000 in this offering prior to December 31, 2020. Please revise to clarify whether this is an automatic conversion, and if so, include the effects of conversion in the table on page 16.
Plan of Distribution, page 18

3.     In response to prior comment 3, you disclose that,    [i]f a purchase is
made by means other
       than the Online Platform, investors will not be charged the non-refundable transaction fee
       equal to 2% of the amount they invest.    Please disclose specifically
how investors may
       purchase shares by means other than the SeedInvest online platform.
4. We note that you disclose investor perks in connection with this offering on the
       company   s website and the Virtuix page on SeedInvest   s website.
Please disclose the
       perks that investors may receive for purchasing shares in the offering, Use of Proceeds to Issuer, page 20

5. Please disclose if there is a maximum amount of debt cancellation you would accept for shares in the offering.
Exhibits

6. Please disclose the transaction fee that investors will pay to SeedInvest in the Exhibit 4.1 subscription agreement that will be used for purchases on the SeedInvest platform.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,
FirstName LastNameJan Goetgeluk
                                                              Division of
Corporation Finance
Comapany NameVirtuix Holdings Inc.
                                                              Office of
Technology
November 6, 2020 Page 2
cc:       Andrew Stephenson
FirstName LastName